UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________

Commission File No. 0-2989

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMMERCE BANCSHARES, INC.

1000 Walnut, Kansas City, MO 64106

COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN

Page Number
Report of Independent Registered Public Accounting Firm	2

Financial Statements:
Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5

Supplemental Schedules:
1 – Assets Held at End of Year	11
2 – Reportable Transactions	12
Consent of Independent Registered Public Accounting Firm
Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN
By:	/s/ Jeffery D. Aberdeen
Jeffery D. Aberdeen
Co-Chairperson, Retirement Committee

By:	/s/ Sara E. Foster
Sara E. Foster
Co-Chairperson, Retirement Committee

Date: June 29, 2005

Report of Independent Registered Public Accounting Firm

The Retirement Committee of Commerce Bancshares, Inc.
Commerce Bancshares Participating Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Commerce Bancshares Participating Investment Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003 and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2004 and schedule H, line 4J — schedule of reportable transactions for the year ended December 31, 2004 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Kansas City, Missouri
June 22, 2005

COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN

Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003
ASSETS
Cash, non-interest bearing	$41	235,097

Investments, at fair value:
Commerce Bancshares, Inc. Common Stock Fund	163,323,150	164,007,383
Mutual funds	115,632,555	101,769,870
Loans to participants	6,177,571	5,864,134

Total investments	285,133,276	271,641,387

Contributions receivable:
Employee	506,395	—
Employer	168,867	—

Total contributions receivable	675,262	—

Total assets	285,808,579	271,876,484

LIABILITIES

Due to broker, net	—	229,805

Total liabilities	—	229,805

Net assets available for benefits	$285,808,579	271,646,679

See accompanying notes to financial statements

COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2004, 2003, and 2002

	2004	2003	2002
Additions to Net Assets Attributable to:
Investment income (loss):
Interest	$180,259	233,352	362,089
Dividends	2,119,963	1,446,987	1,224,389
Interest income on loans to participants	332,858	348,080	381,743
Net appreciation (depreciation) in fair value of investments	16,472,314	50,610,086	(4,079,221)

Total investment income (loss)	19,105,394	52,638,505	(2,111,000)

Contributions:
Participant	12,889,584	12,434,700	11,621,075
Employer	4,188,344	5,072,768	3,964,460
Participant rollover	1,044,938	961,097	519,923

Total contributions	18,122,866	18,468,565	16,105,458

Deductions from Net Assets Attributable to:
Distributions to participants	23,046,883	14,876,875	17,382,105
Administrative expenses	19,477	28,100	25,550

Net increase (decrease)	14,161,900	56,202,095	(3,413,197)
Net assets available for benefits:
Beginning of year	271,646,679	215,444,584	218,857,781

End of year	$285,808,579	271,646,679	215,444,584

See accompanying notes to financial statements

COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN

Notes to Financial Statements
December 31, 2004, 2003, and 2002

(1)	Description of the Plan

General

The following description of the Commerce Bancshares Participating Investment Plan (Plan) is provided for general informational purposes only. Terms of the Plan are more fully described in the Plan document, which is available to each participant. The Plan is a defined contribution plan that is qualified under section 401 of the Internal Revenue Code and covers employees of Commerce Bancshares, Inc. (the Company) or a participating subsidiary who are 21 years or older. Employees are eligible to participate as of January 1, April 1, July 1, or October 1 following the completion of thirty days of service. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 (ERISA).

The Company is the plan sponsor and is advised by the Retirement Committee of Commerce Bancshares, Inc., which acts as the plan administrator. Commerce Bank, N.A., a subsidiary of the Company, is the trustee of the Plan. State Street Bank and Trust Co. and AON Consulting, Inc. performed recordkeeping and custodial services for the Plan until July 1, 2004 when the Plan’s custodial and record keeping services were assumed by Fidelity Investments. There were 3,947 and 3,995 participants with balances in the Plan at December 31, 2004 and 2003, respectively.

Contributions

Participating employees may elect to contribute to the Plan a maximum of 25% of their eligible earnings, as defined by the Plan, and subject to certain limitations under the Internal Revenue Code (not to exceed $13,000 and $12,000 in 2004 and 2003, respectively). Additionally, participants who attained the age of 50 during 2004, 2003 or 2002 may contribute additional $3,000, $2,000 and $1,000 catch-up contributions, respectively. The catch-up contributions are not subject to the employer matching contribution. All participant contributions are made on a pretax basis.

The Company and participating subsidiaries make a matching contribution equal to 50% of the first 6% of the amount contributed to the Plan by each participant. Effective January 1, 2005 this was changed to a graded matching percentage from 50% to 100% determined by age plus years of employment and on the first 7% of the amount contributed. Additionally, the Plan was amended to allow the Company to make a discretionary contribution. Participants may make supplemental contributions, which are not considered in determining Company contributions, for a maximum 25% pre-tax contribution.

During 2003 and 2002, participants had the option to direct the investment of their contributions and the matching employer’s contributions (except as described in note 3) in any combination of the Commerce Bancshares, Inc. Common Stock Fund (Company Stock Fund), Commerce Asset Allocation Fund, Commerce Bond Fund, Commerce Growth Fund, Commerce International Equity Fund, Commerce MidCap Fund, Commerce Value Fund, Goldman Sachs Money Market Fund, SSgA S&P 500 Index Fund, Vanguard Total Stock Market Index Fund, Commerce Short Term Government Bond Fund, AIM Funds Group Small Cap Growth “A” Fund, American Century Equity Income Advisor Class Fund and Vanguard Small Cap Value Index Fund.

In 2004, in connection with the change in custodian, the Company added the Fidelity Equity Income II Fund, Fidelity Diversified International Fund, Fidelity Mid Cap Stock Fund, Fidelity

Freedom Income Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2030 Fund, Fidelity Freedom 2040 Fund, Fidelity Retirement Money Market Fund, and Spartan US Equity Index Fund. As part of this transition, the Goldman Sachs Money Market Fund and SSgA S&P 500 Index Fund were no longer offered as investment options.

Participants may roll over funds into the Plan from any qualified plan, subject to the approval of the plan administrator. Rollover contributions earn investment income and share in investment gains or losses. Participants are 100% vested in rollover contributions. Participants direct the investment of their contributions to any of the various investment options offered by the Plan.

Shares of the Company Stock Fund include Commerce Bancshares, Inc. common stock. As a result, cash dividends on Commerce Bancshares, Inc. common stock are paid to the participants. Participants with balances in the Company Stock Fund have the option to reinvest their cash dividends in the Company Stock Fund or have dividends paid to them directly.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of Plan earnings. The earnings allocation is based on the performance of the participant’s allocated investment fund balances. The benefit to which a participant is entitled is the vested portion of the participant’s account.

Participants are vested immediately in their contributions plus actual earnings thereon, however, only upon termination of employment are participants entitled to receive their contributions and accumulated earnings thereon. If participants have three or more full continuous years of defined service at the date of employment termination, they may receive full value of their interest in employer contributions and accumulated earnings thereon.

Participants may make transfers between funds at any time upon notification to the Plan. Participating employees may transfer, at any time, the value (in 1% increments) of the employee’s account in any of the funds to another fund offered by the Plan. Participants are allowed to make investment fund transfers once during each calendar month.

Participant Loans

A participant may borrow from the Plan amounts collateralized by the vested portion of his or her Plan account. These loans may not exceed the lesser of $50,000 or 50% of the participant’s vested account balance (excluding employee stock ownership account balances). The loans are repaid through payroll deductions over terms which are based upon the amounts borrowed and normally do not exceed five years and are secured by the balance in the participant’s account. Interest rates charged on participant loans approximate current market rates at the date of the distribution and are fixed throughout the life of the loan. The participant may continue to make contributions to the Plan throughout the term of the loan.

Administrative Expenses

Certain administrative functions are performed by officers or employees of Commerce Bancshares, Inc. (the Company). No such officer or employee receives compensation from the Plan. Administrative expenses incident to the administration of the Plan may be paid by Commerce Bancshares, Inc. and, if not paid by the Company, shall be paid by the Plan. A setup fee for new loans is deducted from the respective participant’s account. The Company elected to pay all other administration fees for each of the three years ended December 31, 2004 and presently intends to do so, although the Company can, at its discretion discontinue this practice.

Distributions

Distributions of vested account balances are available upon termination, subject to the approval of the plan administrator, retirement at or after age 65, death or permanent and total disability. Distributions are made in lump sum amounts to designated beneficiaries and joint survivors.

Forfeitures

Each participant is 100% vested in employer contributions upon death, disability or attainment of age 65 while still employed by the Company. Forfeitures are based on the nonvested portion of the employer contribution upon employee termination. Forfeited amounts are applied as a reduction of contributions by the Company or by participating subsidiaries. Forfeitures were used to reduce the Company contribution by $116,408 in 2004, $112,718 in 2003 and $87,525 in 2002. The year end balance of unallocated forfeitures available to offset future Company contributions amounted to $18 and $5,058 at December 31, 2004 and 2003, respectively.

(2)	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America. Certain prior year amounts have been reclassified to conform to the current year presentation.

Investment Valuation

The Plan’s investments are held in an account at Fidelity Investments. On each valuation date, as defined by the Plan, securities held by the Plan are valued at fair value and the increase or decrease in the value of securities held, plus any net income or loss of the Plan, is allocated to the Participant’s accounts. Fair value of the mutual funds is based on quoted market prices from national securities exchanges. Shares of the Company Stock Fund are based upon the fair values of the underlying investments, which include Company stock and cash equivalents. Loans to participants are valued at amortized cost, which approximates fair value.

Net appreciation (depreciation) in fair value of investments includes realized and unrealized gains and losses. Also included is the reinvestment of interest and dividends earned on funds invested in the mutual and Company Stock funds. Purchases and sales of securities are recorded on a trade-date basis (the date the order to buy or sell is executed). Interest is accrued as earned and dividend income is recorded on the ex-dividend date.

Use of Estimates

The Plan utilizes a number of informed estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

Payment of Benefits

Distributions to the participants of the Plan are recorded when paid.

(3)	Company Stock Fund

The Company Stock Fund is accounted for on a unitized accounting basis. The fund has a cash reserve in order to provide the liquidity necessary to process daily fund transactions by the close of market each business day. The cash reserve generally represents between one and five percent of the total fund value, and varies depending upon account activity. The reserve may consist of cash or cash equivalents. As of December 31, 2004 and 2003, the cash reserve totaled approximately $4.0 million and $3.2 million, respectively.

In January 1995, all assets held by the Company’s qualified employee stock ownership plan were merged into the Plan and remain under a portion of the Plan that qualifies as an employee stock ownership plan (ESOP). All Company common stock attributable to the ESOP has been fully allocated to participant account balances at December 31, 2004 and 2003 and is held as units of the Company Stock Fund. Participants must maintain the portion of their account balance attributable to the ESOP in the Company Stock Fund until completing ten years of defined service as well as attainment of the age of fifty-five, at which time they may allocate the balance of their ESOP account to any of the investment options offered by the Plan. The Company Stock Fund included non-participant directed units of 1,733,577 and 1,930,166 with a fair value of $34,238,150 and $35,591,151 at December 31, 2004 and 2003, respectively, which remain restricted from transfer to other funds until the requirements are met. At December 31, 2004, 1,215 participants had an ESOP related account balance.

Information about changes in ESOP assets included in the Company stock fund for the years ended December 31, 2004, 2003 and 2002, is as follows:

	2004	2003	2002
Beginning balance:	$35,591,151	$29,631,674	$30,426,334
Unrealized appreciation (including reinvested dividends and interest)	2,192,447	8,458,959	1,857,443
Benefits paid to participants	(2,323,985)	(1,505,700)	(1,810,445)
Transfers to participant- directed investments	(1,221,463)	(993,782)	(841,658)

Ending balance	$34,238,150	$35,591,151	$29,631,674

In addition, the Company Stock Fund utilizes available cash from participant and employer directed contributions and dividends to purchase Commerce Bancshares Inc. common stock on the open market. During 2004, total dividends paid on shares of Company stock held by the Company Stock Fund were approximately $2,842,000 of which $2,021,000 were distributed directly to the participants.

(4)	Investments

The following table sets forth investments that represent 5% or more of the Plan’s net assets at December 31, 2004 and 2003:

	2004	2003
Commerce Bancshares, Inc. Common Stock Fund:
Common stock of Commerce Bancshares, Inc.	$159,338,094	$160,855,670
Fidelity Retirement Money Market Fund	3,985,056	—
Goldman Sachs Money Market Fund	—	3,151,713
Fidelity Retirement Money Market Fund	21,877,683	—
Spartan US Equity Index Fund	16,595,205	—
Commerce Growth Fund	20,448,170	21,772,412
Goldman Sachs Money Market Fund	—	20,527,320
SSgA S&P500 Index Fund	—	14,246,401

During 2004, 2003, and 2002 the Plan’s investments appreciated (depreciated) in value as follows:

	2004	2003	2002
Commerce Bancshares, Inc. Common Stock Fund	$11,456,810	$38,483,069	$7,820,278
Mutual Funds	5,015,504	12,127,017	(11,899,499)

	$16,472,314	$50,610,086	$(4,079,221)

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term.

(5)	Federal Income Taxes

In a determination letter dated July 11, 2002, the Internal Revenue Service held that the Plan, as amended through August 16, 2001, met the requirements of section 401(a) of the Internal Revenue Code (IRC) and the Trust established thereunder is exempt from federal tax under section 501(a) of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan, as designed and operated, is in compliance with the applicable provisions of the IRC.

The Company is entitled to deduct for federal income tax purposes the amount of contributions made by the Company and each of its participating subsidiaries for the benefit of employees. In general, neither such contributions nor the income from the trust will be taxable to participants as income prior to the time such participants receive a distribution from the Plan. Participant contributions are not required to be included in the employees’ taxable income until the year or years in which they are distributed or made available to them.

(6)	Transactions with Related Parties

Certain Plan investments are shares of mutual funds managed by The Commerce Trust Company, a division of Commerce Bank, N.A. The Company Stock Fund also includes shares of Company common stock; therefore, these transactions qualify as related party transactions. Plan investments also include shares of mutual funds managed by Fidelity Investments, the custodian and record keeper of the Plan. These are exempt related party transactions under ERISA.

Transactions with the Company and its affiliates during the years ended December 31, 2004, 2003, and 2002 were as follows :

	Purchases		Sales
	Units	Cost	Units	Proceeds	Realized Gains (Losses)
2004:
Company Stock Fund	726,590	$13,034,889	1,351,172	$24,313,647	$9,723,831
Commerce Mutual Funds	678,205	13,657,037	745,589	15,162,790	(1,349,861)

2003:
Company Stock Fund	878,633	$13,481,672	1,184,820	$18,049,558	$5,815,567
Commerce Mutual Funds	1,069,719	20,234,919	806,449	15,301,583	(2,353,517)

2002:
Company Stock Fund	862,035	$12,331,616	1,561,993	$22,624,100	$7,239,955
Commerce Mutual Funds	985,992	18,929,006	959,743	17,504,748	(5,512,277)

(7)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

Schedule 1

COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN

Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2004

	Number
Identity of issue	of shares	Cost		Fair Value

Commerce Bancshares, Inc. Common Stock Fund:*
Commerce Bancshares, Inc. common stock*	3,174,066	$88,871,694		$159,338,094
Fidelity Retirement Money Market Fund*	3,985,056	3,985,056		3,985,056

Total Common Stock Fund	8,269,527	92,856,750		163,323,150

Mutual Funds
Commerce Asset Allocation Fund*	265,327	*	*	5,677,808
Commerce Bond Fund*	671,269	*	*	12,478,893
Commerce Growth Fund*	912,613	*	*	20,488,170
Commerce International Equity Fund*	106,024	*	*	2,225,437
Commerce MidCap Fund*	190,422	*	*	5,120,440
Commerce Short Term Government Bond Fund*	245,304	*	*	4,417,922
Commerce Value Fund*	184,316	*	*	4,508,382
AIM Funds Group Small Cap Growth “A” Fund	81,029	*	*	2,225,051
American Century Equity Income Advisor Class Fund	385,098	*	*	3,123,145
Fidelity Diversified International Fund*	45,064	*	*	1,290,625
Fidelity Equity Income II Fund*	23,833	*	*	572,240
Fidelity Freedom 2010 Fund*	34,392	*	*	468,425
Fidelity Freedom 2020 Fund*	37,393	*	*	522,010
Fidelity Freedom 2030 Fund*	14,082	*	*	198,270
Fidelity Freedom 2040 Fund*	20,797	*	*	171,994
Fidelity Freedom Income Fund*	1,165	*	*	13,127
Fidelity Mid Cap Stock Fund*	25,931	*	*	608,087
Fidelity Retirement Money Market Fund*	21,877,683	*	*	21,877,683
Spartan US Equity Index Fund	387,196	*	*	16,595,205
Vanguard Small Cap Value Index Fund	236,971	*	*	3,310,486
Vanguard Total Stock Market Index Fund	338,518	*	*	9,739,155

Total Mutual Funds				115,632,555

Loans to Participants*—Interest rates on these loans range from 5.00% to 10.50%				6,177,571

Total assets held for investment purposes				$285,133,276

* - Related party

**-In accordance with instructions to the Form 5500, the Plan is no longer required to disclose the cost component of participant-directed investments.

See accompanying report of independent registered public accounting firm

Schedule 2

COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN

Schedule H, line 4j – Schedule of Reportable Transactions
Year ended December 31, 2004

						Current
				Expense		value of
				incurred	Cost	asset on
	Purchase	Selling	Lease	with	of	transaction	Gain
	price	price	rental	transaction	asset	date	(loss)
Commerce Bancshares, Inc. Common Stock Fund*	$13,034,889	—	—	—	13,034,889	13,034,889	—
Commerce Bancshares, Inc. Common Stock Fund*	$—	24,313,647	—	—	14,589,816	24,313,647	9,723,831

* Related party

See accompanying report of independent registered public accounting firm

EXHIBIT INDEX

23.1 Consent of Independent Registered Public Accounting Firm